UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August 2023	Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.

(Name of Registrant)

Ideation House, First Floor

90 Pitts Bay Road, Pembroke, HM08, Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Audited consolidated financial statements of American National Group, Inc. as of December 31, 2021 and December 31, 2020, and for each of the years in the two-year period ended December 31, 2021

99.2	Unaudited consolidated financial statements of American National Group, Inc. as of March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021

99.3	Audited consolidated financial statements of Argo Group International Holdings, Ltd. as of December 31, 2022 and December 31, 2021, and for each of the years in the three-year period ended December 31, 2022

99.4	Unaudited consolidated financial statements of Argo Group International Holdings, Ltd. as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023

99.5	Audited consolidated financial statements of American Equity Investment Life Holding Company and subsidiaries as of December 31, 2022 and December 31, 2021, and for each of the years in the three-year period ended December 31, 2022

99.6	Unaudited consolidated financial statements of American Equity Investment Life Holding Company and subsidiaries as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022

99.7	Combined statements of revenues and certain operating expenses of certain office and mixed-use real estate operations acquired by Brookfield Reinsurance Ltd. as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 (unaudited) and the year ended December 31, 2022

99.8	Unaudited condensed combined pro forma financial statements for Brookfield Reinsurance Ltd. as at June 30, 2023 and December 31, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: August 18, 2023	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Chief Financial Officer